FILED BY NEWBRIDGE BANCORP

PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933

AND DEEMED FILED PURSUANT TO RULE 14a-12

UNDER THE SECURITIES EXCHANGE ACT OF 1934

SUBJECT COMPANY: NEWBRIDGE BANCORP

(Commission File No. 000-11448)

DATE: OCTOBER 13, 2015

Yadkin Financial Corporation and NewBridge Bancorp Announce Definitive Merger Agreement

Yadkin Financial Corporation (NYSE: YDKN) and NewBridge Bancorp (NASDAQ: NBBC) have announced that they have entered into a definitive merger agreement, pending regulatory and shareholder approval.

At NewBridge Bank, we are excited about the opportunities that await you, our clients, as we join Yadkin Bank and become the premier banking partner to communities throughout the Carolinas. For more details, please review our list of frequently asked questions.

•	Will the name of my bank change?

•	How will the new bank be structured?

•	Can you tell me about Yadkin Bank?

•	How large will the combined bank be when the merger is complete?

•	What type of changes will I see?

•	Will my account numbers change? Will I get a new debit card?

•	Will my banking location close?

•	How does this merger benefit me?

Will the name of my bank change? Yes, NewBridge Bank will become Yadkin Bank. However, the formal name change will not occur until after the merger legally closes. This is expected to occur in the second quarter of 2016.

How will the new bank be structured? Upon the close of the transaction, NewBridge Bank will be merged into Yadkin Bank. Scott Custer, chief executive officer, and Terry Earley, executive vice president and chief financial officer, of Yadkin Bank will remain in these roles for the combined bank. Pressley Ridgill, president and chief executive officer of NewBridge Bank, will be a consultant to Yadkin Bank. The combined bank will be governed by a 15 member Board of Directors consisting of 10 Yadkin Bank directors and five NewBridge Bank directors. Joseph Towell, Chairman of the Board of Yadkin Bank, will continue in his leadership role.

Can you tell me about Yadkin Bank? Yadkin Bank is a $4.3 billion full-service, state-chartered community bank headquartered in Raleigh, NC. The Bank serves over 80,000 clients through 70 branches across North Carolina and upstate South Carolina. The Bank’s primary business is providing banking, mortgage, investment and insurance services to residents and businesses across the Carolinas.

FILED BY NEWBRIDGE BANCORP

PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933

AND DEEMED FILED PURSUANT TO RULE 14a-12

UNDER THE SECURITIES EXCHANGE ACT OF 1934

SUBJECT COMPANY: NEWBRIDGE BANCORP

(Commission File No. 000-11448)

DATE: OCTOBER 13, 2015

Yadkin Bank is proactive in serving its communities and strives to make a difference where their teammates live and work. Whether it’s their SBA Lending team creating opportunities as a strategic partner for a growing local business, team members serving on boards of local organizations, or branch staff coming together to support a local charity, the Yadkin Bank team is united in working toward the betterment of the local communities it serves.

Yadkin Financial Corporation’s website is www.yadkinbank.com. Yadkin Financial Corporation's common stock is traded on the NYSE under the symbol YDKN.

How large will the combined bank be when the merger is complete? The combined bank will have approximately $7.1 billion in assets and more than 100 branches across the state of North Carolina and upstate and coastal South Carolina.

The combined bank will have $5.0 billion in loans, and $5.2 billion in deposits, with significant presence in the top MSAs in the North Carolina, including Raleigh-Durham, Charlotte, Greensboro-Winston-Salem, and Wilmington.

What type of changes will I see? Both banks are committed to maintaining their community banking values, and customer service is at the top of that list. To ensure a smooth transition, we will send communications over the coming months letting you know exactly what will be happening and when. Most importantly, you will continue to see the banking professionals you know at your local branches.

Will my account numbers change? Will I get a new debit card? At this time, you will not see any changes to your accounts and you should continue your normal course of business. Over the next few months, we will be working diligently to create a seamless transition for you and will continue to keep you informed of any changes that may take place with your accounts

Will my banking location be closing? Yadkin Bank’s branch network is complementary with our branch network and the two banks have limited overlap. However, where overlap exists, we will evaluate locations and communicate any changes in a timely manner.

How does this merger benefit me? You will benefit from the convenience of a broader branch network throughout North Carolina, in addition to more branches in upstate South Carolina. The combined bank will also offer a more robust suite of financial solutions to help you achieve your financial goals.

Lastly, this merger creates significant value for the shareholders of both companies as we leverage the strengths of both organizations to serve clients across the Carolinas.

FILED BY NEWBRIDGE BANCORP

PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933

AND DEEMED FILED PURSUANT TO RULE 14a-12

UNDER THE SECURITIES EXCHANGE ACT OF 1934

SUBJECT COMPANY: NEWBRIDGE BANCORP

(Commission File No. 000-11448)

DATE: OCTOBER 13, 2015

FORWARD-LOOKING STATEMENTS

The information presented herein contains forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 giving Yadkin's and NewBridge's expectations or predictions of future financial or business performance or conditions. Forward-looking statements are typically identified by words such as "believe," "expect," "anticipate," "intend," "target," "estimate," "continue," "positions," "prospects" or "potential," by future conditional verbs such as "will," "would," "should," "could" or "may", or by variations of such words or by similar expressions. Such forward-looking statements include, but are not limited to, statements about the benefits of the business combination transaction involving Yadkin and NewBridge, including future financial and operating results, expected cost savings, expected impact on future earnings, the combined company's plans, objectives, expectations and intentions and other statements that are not historical facts. These forward-looking statements are subject to numerous assumptions, risks and uncertainties which change over time. Forward-looking statements speak only as of the date they are made and you are cautioned not to place undue reliance on any forward-looking statements. We assume no duty to update forward-looking statements.

In addition to factors previously disclosed in Yadkin’s and NewBridge's reports filed with the Securities and Exchange Commission (“SEC”), the following factors among others, could cause actual results to differ materially from forward-looking statements: ability to obtain regulatory approvals and meet other closing conditions to the merger, including approval by Yadkin and NewBridge shareholders, on the expected terms and schedule; delay in closing the merger; difficulties and delays in integrating the Yadkin and NewBridge businesses or fully realizing cost savings and other benefits; business disruption following the proposed transaction; changes in asset quality and credit risk; the inability to sustain revenue and earnings growth; changes in interest rates and capital markets; inflation; customer borrowing, repayment, investment and deposit practices; customer disintermediation; the introduction, withdrawal, success and timing of business initiatives; competitive conditions; the inability to realize cost savings or revenues or to implement integration plans and other consequences associated with mergers, acquisitions and divestitures; economic conditions; the reaction to the transaction of the companies' customers, employees and counterparties; and the impact, extent and timing of technological changes, capital management activities, and other actions of the Federal Reserve Board and legislative and regulatory actions and reforms.

ADDITIONAL INFORMATION ABOUT THE PROPOSED TRANSACTION AND WHERE TO FIND IT

This communication is being made in respect of the proposed transaction involving Yadkin and NewBridge. This material is not a solicitation of any vote or approval of Yadkin’s or NewBridge’s shareholders and is not a substitute for the joint proxy statement/prospectus or any other documents which Yadkin and NewBridge may send to their respective shareholders in connection with the proposed merger. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities.

FILED BY NEWBRIDGE BANCORP

PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933

AND DEEMED FILED PURSUANT TO RULE 14a-12

UNDER THE SECURITIES EXCHANGE ACT OF 1934

SUBJECT COMPANY: NEWBRIDGE BANCORP

(Commission File No. 000-11448)

DATE: OCTOBER 13, 2015

In connection with the proposed transaction, Yadkin intends to file with the SEC a Registration Statement on Form S-4 that will include a joint proxy statement of Yadkin and NewBridge and a prospectus of Yadkin, as well as other relevant documents concerning the proposed transaction. Investors and security holders are also urged to carefully review and consider each of Yadkin’s and NewBridge’s public filings with the SEC, including but not limited to their Annual Reports on Form 10-K, their proxy statements, their Current Reports on Form 8-K and their Quarterly Reports on Form 10-Q. Both NewBridge and Yadkin will mail the joint proxy statement/prospectus to their respective shareholders. BEFORE MAKING ANY VOTING OR INVESTMENT DECISIONS, INVESTORS AND SHAREHOLDERS OF YADKIN AND NEWBRIDGE ARE URGED TO CAREFULLY READ THE ENTIRE REGISTRATION STATEMENT AND JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED MERGER WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders may obtain a free copy of the proxy statement/prospectus (when available) and other filings containing information about Yadkin and NewBridge at the SEC’s website at www.sec.gov. The joint proxy statement/prospectus (when available) and the other filings may also be obtained free of charge at Yadkin’s website at www.Yadkinbank.com, or at NewBridge’s website at www.newbridgebank.com.

Yadkin, NewBridge and certain of their respective directors and executive officers, under the SEC’s rules, may be deemed to be participants in the solicitation of proxies of Yadkin’s and NewBridge’s shareholders in connection with the proposed transaction. Information about the directors and executive officers of Yadkin and their ownership of Yadkin common stock is set forth in the proxy statement for Yadkin’s 2015 Annual Meeting of Shareholders, as filed with the SEC on Schedule 14A on April 10, 2015. Information about the directors and executive officers of NewBridge and their ownership of NewBridge’s common stock is set forth in the proxy statement for NewBridge’s 2015 Annual Meeting of Shareholders, as filed with the SEC on a Schedule 14A on April 2, 2015. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the joint proxy statement/prospectus regarding the proposed transaction when it becomes available. Free copies of this document may be obtained as described in the preceding paragraph.

Source: Yadkin Financial Corporation and NewBridge Bancorp

FILED BY NEWBRIDGE BANCORP

PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933

AND DEEMED FILED PURSUANT TO RULE 14a-12

UNDER THE SECURITIES EXCHANGE ACT OF 1934

SUBJECT COMPANY: NEWBRIDGE BANCORP

(Commission File No. 000-11448)

DATE: OCTOBER 13, 2015

Internal FAQs for NewBridge Bank Teammates

Yadkin Financial Corporation and NewBridge Bancorp Announce Definitive Merger Agreement

The following questions and answers have been developed for internal use by NewBridge Bank employees. This list is not comprehensive, but should provide you with important information regarding the merger and upcoming transition.

What was announced today?

On October 13, 2015, Yadkin Financial Corporation ("Yadkin") and NewBridge Bancorp ("NewBridge") announced that they have entered into a definitive merger agreement. Yadkin will acquire 100% of the outstanding shares of NewBridge. This transaction is expected to close early in the second quarter of 2016, subject to shareholder and regulatory approvals.

Why are we doing this merger?

This merger strengthens our ability to serve our clients in the Carolinas and positions our bank to grow as the premier community bank in the markets we serve. Together with Yadkin Bank, we have strengthened our presence in all of the major metropolitan areas across North Carolina including Raleigh-Durham, Charlotte, Greensboro/Winston-Salem and Wilmington. We also increase our presence in upstate South Carolina.

Lastly, this merger creates significant value for the shareholders of both companies as we leverage the strengths of both organizations to serve clients across the Carolinas.

What kind of bank is Yadkin Bank?

Yadkin Bank is a $4.3 billion full-service, state-chartered community bank headquartered in Raleigh, NC. The Bank serves over 80,000 clients through 70 branches across North Carolina and upstate South Carolina. The Bank’s primary business is providing banking, mortgage, investment and insurance services to residents and businesses across the Carolinas.

Yadkin Bank is proactive in serving its communities and strives to make a difference where their teammates live and work. Whether it’s their SBA Lending team creating opportunities as a strategic partner for a growing local business, team members serving on boards of local organizations, or branch staff coming together to support a local charity, the Yadkin Bank team is united in working toward the betterment of the local communities it serves.

Yadkin Financial Corporation’s website is www.yadkinbank.com. Yadkin Financial Corporation's common stock is traded on the NYSE under the symbol YDKN.

FILED BY NEWBRIDGE BANCORP

PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933

AND DEEMED FILED PURSUANT TO RULE 14a-12

UNDER THE SECURITIES EXCHANGE ACT OF 1934

SUBJECT COMPANY: NEWBRIDGE BANCORP

(Commission File No. 000-11448)

DATE: OCTOBER 13, 2015

Will management change as a result of this acquisition?

Scott Custer, chief executive officer, and Terry Earley, executive vice president and chief financial officer, of Yadkin Bank will remain in these roles for the combined bank. Pressley Ridgill, president and chief executive officer of NewBridge Bank, will be a consultant to Yadkin Bank.

The combined bank will be governed by a 15 member Board of Directors consisting of 10 Yadkin Bank directors and five NewBridge Bank directors. Joseph Towell, Chairman of the Board of Yadkin Bank, will continue in his leadership role.

Now that we have announced this, what happens next?

We will continue to do our jobs and serve our clients. Over the next several weeks and months, there is much work to be done to integrate our two banks. There will be an integration team with representatives from both banks, and this is the group that will lead our efforts. We ask that you be cooperative with any requests you may receive from the integration team. Success will depend upon all of us working together.

Will my reporting structure change?

The organizational reporting structure is not changing today. As we work toward legal closing early in the second quarter of 2016, we will provide more information about any organizational changes that could occur.

Will people lose their jobs as a result of this transaction?

There may be limited reorganization as we evaluate our two banks and review staffing levels to determine what the appropriate levels are for the combined organization, but none of those decisions have been made yet. Our pledge to you is that we will communicate all employment decisions privately and in accordance with the Guiding Principles as soon as reasonably possible.

Will we be closing any branches?

Our footprint is complementary with that of Yadkin Bank, with limited overlap. However, where overlap exists, we will evaluate locations and communicate any changes in a timely manner.

Will my benefits or pay change?

Your current benefits and pay will remain unchanged as a result of this merger. Some healthcare benefits may change for the 2016 renewal for each bank.

How will our clients be notified of this transaction?

We will be communicating with our clients over the coming months. Now that we have made public announcements, there will be information available on the websites of both banks. We will be keeping everyone up to date on our client communication schedule and materials as we move forward. If clients come to you with questions, please reassure them that there will be no interruption of their current level of service.

When will the merger close?

We anticipate that the merger will close early in the second quarter of 2016. There is a lot of work that must happen between now and then, and we must obtain approval from shareholders of both companies as well as our regulators. In addition, we will set a date for system conversions and other significant events which will occur after the merger closes. Between now and close, we will prepare for these things to happen, and communicate along the way.

FILED BY NEWBRIDGE BANCORP

PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933

AND DEEMED FILED PURSUANT TO RULE 14a-12

UNDER THE SECURITIES EXCHANGE ACT OF 1934

SUBJECT COMPANY: NEWBRIDGE BANCORP

(Commission File No. 000-11448)

DATE: OCTOBER 13, 2015

Will there be a systems conversion, and if so, when? Will that impact employees and clients?

Yes, there will be a systems conversion for NewBridge Bank teammates and clients. As we plan and work through conversion and integration, we will strive to minimize client impact.

Until the systems conversion, NewBridge Bank and Yadkin Bank will conduct bank operations on their independent systems and clients will enjoy business as usual.

What if someone from the media calls my office or branch?

Only authorized NewBridge Bank personnel are permitted to comment to the media. All media inquiries should be directed to Jillian Crone at jillian.crone@newbridgebank.com or 336-369-0916.

If I have more questions about how the merger impacts me, what should I do?

Please email any additional questions to marketing@newbridgebank.com. We will compile your questions and provide as many answers as we can in the coming weeks. We want you to know that because of federal regulations and legal constraints, we may not be able to answer all of your incoming questions. Some details cannot be addressed before we distribute a proxy statement to our shareholders while other questions may be ahead of the transition process with answers simply being unknown.

What should I do if clients ask me questions to which I don’t know the answer?

Please email client questions not addressed in the provided announcement documents to marketing@newbridgebank.com. We will compile all client questions into a single “Client FAQs” and distribute this document as soon as possible. In the meantime, please familiarize yourself with these announcement documents so that you can engage with our clients to the best of your knowledge.

FORWARD-LOOKING STATEMENTS

The information presented herein contains forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 giving Yadkin's and NewBridge's expectations or predictions of future financial or business performance or conditions. Forward-looking statements are typically identified by words such as "believe," "expect," "anticipate," "intend," "target," "estimate," "continue," "positions," "prospects" or "potential," by future conditional verbs such as "will," "would," "should," "could" or "may", or by variations of such words or by similar expressions. Such forward-looking statements include, but are not limited to, statements about the benefits of the business combination transaction involving Yadkin and NewBridge, including future financial and operating results, expected cost savings, expected impact on future earnings, the combined company's plans, objectives, expectations and intentions and other statements that are not historical facts. These forward-looking statements are subject to numerous assumptions, risks and uncertainties which change over time. Forward-looking statements speak only as of the date they are made and you are cautioned not to place undue reliance on any forward-looking statements. We assume no duty to update forward-looking statements.

In addition to factors previously disclosed in Yadkin’s and NewBridge's reports filed with the Securities and Exchange Commission (“SEC”), the following factors among others, could cause actual results to differ materially from forward-looking statements: ability to obtain regulatory approvals and meet other closing conditions to the merger, including approval by Yadkin and NewBridge shareholders, on the expected terms and schedule; delay in closing the merger; difficulties and delays in integrating the Yadkin and NewBridge businesses or fully realizing cost savings and other benefits; business disruption following the proposed transaction; changes in asset quality and credit risk; the inability to sustain revenue and earnings growth; changes in interest rates and capital markets; inflation; customer borrowing, repayment, investment and deposit practices; customer disintermediation; the introduction, withdrawal, success and timing of business initiatives; competitive conditions; the inability to realize cost savings or revenues or to implement integration plans and other consequences associated with mergers, acquisitions and divestitures; economic conditions; the reaction to the transaction of the companies' customers, employees and counterparties; and the impact, extent and timing of technological changes, capital management activities, and other actions of the Federal Reserve Board and legislative and regulatory actions and reforms.

FILED BY NEWBRIDGE BANCORP

PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933

AND DEEMED FILED PURSUANT TO RULE 14a-12

UNDER THE SECURITIES EXCHANGE ACT OF 1934

SUBJECT COMPANY: NEWBRIDGE BANCORP

(Commission File No. 000-11448)

DATE: OCTOBER 13, 2015

ADDITIONAL INFORMATION ABOUT THE PROPOSED TRANSACTION AND WHERE TO FIND IT

This communication is being made in respect of the proposed transaction involving Yadkin and NewBridge. This material is not a solicitation of any vote or approval of Yadkin’s or NewBridge’s shareholders and is not a substitute for the joint proxy statement/prospectus or any other documents which Yadkin and NewBridge may send to their respective shareholders in connection with the proposed merger. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities.

In connection with the proposed transaction, Yadkin intends to file with the SEC a Registration Statement on Form S-4 that will include a joint proxy statement of Yadkin and NewBridge and a prospectus of Yadkin, as well as other relevant documents concerning the proposed transaction. Investors and security holders are also urged to carefully review and consider each of Yadkin’s and NewBridge’s public filings with the SEC, including but not limited to their Annual Reports on Form 10-K, their proxy statements, their Current Reports on Form 8-K and their Quarterly Reports on Form 10-Q. Both NewBridge and Yadkin will mail the joint proxy statement/prospectus to their respective shareholders. BEFORE MAKING ANY VOTING OR INVESTMENT DECISIONS, INVESTORS AND SHAREHOLDERS OF YADKIN AND NEWBRIDGE ARE URGED TO CAREFULLY READ THE ENTIRE REGISTRATION STATEMENT AND JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED MERGER WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders may obtain a free copy of the proxy statement/prospectus (when available) and other filings containing information about Yadkin and NewBridge at the SEC’s website at www.sec.gov. The joint proxy statement/prospectus (when available) and the other filings may also be obtained free of charge at Yadkin’s website at www.Yadkinbank.com, or at NewBridge’s website at www.newbridgebank.com.

Yadkin, NewBridge and certain of their respective directors and executive officers, under the SEC’s rules, may be deemed to be participants in the solicitation of proxies of Yadkin’s and NewBridge’s shareholders in connection with the proposed transaction. Information about the directors and executive officers of Yadkin and their ownership of Yadkin common stock is set forth in the proxy statement for Yadkin’s 2015 Annual Meeting of Shareholders, as filed with the SEC on Schedule 14A on April 10, 2015. Information about the directors and executive officers of NewBridge and their ownership of NewBridge’s common stock is set forth in the proxy statement for NewBridge’s 2015 Annual Meeting of Shareholders, as filed with the SEC on a Schedule 14A on April 2, 2015. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the joint proxy statement/prospectus regarding the proposed transaction when it becomes available. Free copies of this document may be obtained as described in the preceding paragraph.

Source: Yadkin Financial Corporation and NewBridge Bancorp

FILED BY NEWBRIDGE BANCORP

PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933

AND DEEMED FILED PURSUANT TO RULE 14a-12

UNDER THE SECURITIES EXCHANGE ACT OF 1934

SUBJECT COMPANY: NEWBRIDGE BANCORP

(Commission File No. 000-11448)

DATE: OCTOBER 13, 2015

External Talking Points for NewBridge Bank Teammates

Yadkin Financial Corporation and NewBridge Bancorp Announce Definitive Merger Agreement

Yadkin Financial Corporation (“Yadkin”) (NYSE: YDKN) and NewBridge Bancorp (“NewBridge”) (NASDAQ: NBBC) have announced that they have entered into a definitive merger agreement, pending regulatory and shareholder approval.

•	Upon close of the transaction, Yadkin will acquire 100% of the outstanding shares of NewBridge. The name of the holding company will continue to be Yadkin Financial Corporation with its headquarters in Raleigh, North Carolina.
•	Scott Custer, chief executive officer, and Terry Earley, executive vice president and chief financial officer, of Yadkin Bank will remain in these roles for the combined bank. Pressley Ridgill, president and chief executive officer of NewBridge Bank, will be a consultant to Yadkin Bank.
•	The combined bank will have approximately $7.1 billion in assets and more than 100 branches across the state of North Carolina and upstate and coastal South Carolina. This merger positions NewBridge Bank, together with Yadkin Bank, to grow as the premier community bank in the markets we serve as well as increase our presence across North Carolina.
•	The combined bank will have $5.0 billion in loans, and $5.2 billion in deposits, with significant presence in the top MSAs in the state, including Raleigh-Durham, Charlotte, Greensboro-Winston-Salem, and Wilmington.
•	Both banks are committed to maintaining their community banking values, and customer service is at the top of that list. To ensure a smooth transition, clients can expect to receive communication over the coming months letting them know exactly what will be happening and when. Most importantly, customers will continue to see the banking professionals they know at their local branches.
•	Our footprint is complementary with that of Yadkin Bank, with limited overlap. However, where overlap exists, we will evaluate locations and communicate to customers in a timely manner.
•	This merger creates significant value for the shareholders of both companies, as we leverage the strengths of both organizations to serve customers across the Carolinas.
•	At NewBridge Bank, we are excited about the opportunities that await us as we work through transition, integration, and becoming the premier community banking organization in the Carolinas.
•	All media inquiries should be directed to:

Jillian Crone, Director of Marketing

336.369.0916

jillian.crone@newbridgebank.com

FILED BY NEWBRIDGE BANCORP

PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933

AND DEEMED FILED PURSUANT TO RULE 14a-12

UNDER THE SECURITIES EXCHANGE ACT OF 1934

SUBJECT COMPANY: NEWBRIDGE BANCORP

(Commission File No. 000-11448)

DATE: OCTOBER 13, 2015

FORWARD-LOOKING STATEMENTS

The information presented herein contains forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 giving Yadkin's and NewBridge's expectations or predictions of future financial or business performance or conditions. Forward-looking statements are typically identified by words such as "believe," "expect," "anticipate," "intend," "target," "estimate," "continue," "positions," "prospects" or "potential," by future conditional verbs such as "will," "would," "should," "could" or "may", or by variations of such words or by similar expressions. Such forward-looking statements include, but are not limited to, statements about the benefits of the business combination transaction involving Yadkin and NewBridge, including future financial and operating results, expected cost savings, expected impact on future earnings, the combined company's plans, objectives, expectations and intentions and other statements that are not historical facts. These forward-looking statements are subject to numerous assumptions, risks and uncertainties which change over time. Forward-looking statements speak only as of the date they are made and you are cautioned not to place undue reliance on any forward-looking statements. We assume no duty to update forward-looking statements.

In addition to factors previously disclosed in Yadkin’s and NewBridge's reports filed with the Securities and Exchange Commission (“SEC”), the following factors among others, could cause actual results to differ materially from forward-looking statements: ability to obtain regulatory approvals and meet other closing conditions to the merger, including approval by Yadkin and NewBridge shareholders, on the expected terms and schedule; delay in closing the merger; difficulties and delays in integrating the Yadkin and NewBridge businesses or fully realizing cost savings and other benefits; business disruption following the proposed transaction; changes in asset quality and credit risk; the inability to sustain revenue and earnings growth; changes in interest rates and capital markets; inflation; customer borrowing, repayment, investment and deposit practices; customer disintermediation; the introduction, withdrawal, success and timing of business initiatives; competitive conditions; the inability to realize cost savings or revenues or to implement integration plans and other consequences associated with mergers, acquisitions and divestitures; economic conditions; the reaction to the transaction of the companies' customers, employees and counterparties; and the impact, extent and timing of technological changes, capital management activities, and other actions of the Federal Reserve Board and legislative and regulatory actions and reforms.

ADDITIONAL INFORMATION ABOUT THE PROPOSED TRANSACTION AND WHERE TO FIND IT

This communication is being made in respect of the proposed transaction involving Yadkin and NewBridge. This material is not a solicitation of any vote or approval of Yadkin’s or NewBridge’s shareholders and is not a substitute for the joint proxy statement/prospectus or any other documents which Yadkin and NewBridge may send to their respective shareholders in connection with the proposed merger. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities.

In connection with the proposed transaction, Yadkin intends to file with the SEC a Registration Statement on Form S-4 that will include a joint proxy statement of Yadkin and NewBridge and a prospectus of Yadkin, as well as other relevant documents concerning the proposed transaction. Investors and security holders are also urged to carefully review and consider each of Yadkin’s and NewBridge’s public filings with the SEC, including but not limited to their Annual Reports on Form 10-K, their proxy statements, their Current Reports on Form 8-K and their Quarterly Reports on Form 10-Q. Both NewBridge and Yadkin will mail the joint proxy statement/prospectus to their respective shareholders. BEFORE MAKING ANY VOTING OR INVESTMENT DECISIONS, INVESTORS AND SHAREHOLDERS OF YADKIN AND NEWBRIDGE ARE URGED TO CAREFULLY READ THE ENTIRE REGISTRATION STATEMENT AND JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED MERGER WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders may obtain a free copy of the proxy statement/prospectus (when available) and other filings containing information about Yadkin and NewBridge at the SEC’s website at www.sec.gov. The joint proxy statement/prospectus (when available) and the other filings may also be obtained free of charge at Yadkin’s website at www.Yadkinbank.com, or at NewBridge’s website at www.newbridgebank.com.

Yadkin, NewBridge and certain of their respective directors and executive officers, under the SEC’s rules, may be deemed to be participants in the solicitation of proxies of Yadkin’s and NewBridge’s shareholders in connection with the proposed transaction. Information about the directors and executive officers of Yadkin and their ownership of Yadkin common stock is set forth in the proxy statement for Yadkin’s 2015 Annual Meeting of Shareholders, as filed with the SEC on Schedule 14A on April 10, 2015. Information about the directors and executive officers of NewBridge and their ownership of NewBridge’s common stock is set forth in the proxy statement for NewBridge’s 2015 Annual Meeting of Shareholders, as filed with the SEC on a Schedule 14A on April 2, 2015. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the joint proxy statement/prospectus regarding the proposed transaction when it becomes available. Free copies of this document may be obtained as described in the preceding paragraph.

Source: Yadkin Financial Corporation and NewBridge Bancorp